16003429

Mail Processing Section

FEB 24 2016

Washington DC 409

oub

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21641

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RMS

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equable Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 North 121st Street
(No. and Street)

Wauwatosa (City) WI (State) 53226-3895 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark R. Gaulke 414-475-0350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

111 S. Pfingsten Rd. Suite 300 (Address) Deerfield (City) Illinois (State) 60015 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SD 2/25/16

OATH OR AFFIRMATION

I, Clark R. Gaulke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equable Securities Corporation, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP

Title

Notary Public

NOTARY PUBLIC ☆ MARK CHOVANEC ☆ STATE OF WISCONSIN

COMMISSION EXPIRES 1-29-2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended December 31, 2015

TABLE OF CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Equable Securities Corporation

We have audited the accompanying financial statements of Equable Securities Corporation which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Equable Securities Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Equable Securities Corporation as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Equable Securities Corporation's financial statements. The supplemental information is the responsibility of Equable Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Deerfield, IL
February 18, 2016

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Statement of Financial Condition
December 31, 2015

ASSETS

Current Assets:		
Cash and equivalents	$	401,133
Commissions receivable		53,227
Other receivables		2,254
Prepaid expenses		2,806
Refundable income taxes		3,672
Total current assets		463,092
Property and Equipment:		
Furniture and equipment		197,278
Leasehold improvements		55,994
Total property and equipment		253,272
Accumulated depreciation		224,526
Net book value		28,746
Total assets	$	491,838

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Commissions payable	$	33,754
Accrued retirement plan contribution		56,944
Payable to parent company		747
Federal income tax payable		3,987
Accrued property tax		13,247
Total current liabilities		108,679
Deferred income tax payable		1,451
Total liabilities		110,130
Stockholder's Equity:		
Common stock		16,000
Retained earnings		365,708
Total stockholder's equity		381,708
Total liabilities and stockholder's equity	$	491,838

The accompanying notes to financial statements are an integral part of these statements.

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Statement of Income
Year Ended December 31, 2015

Income:		
Commission income	$	1,700,877
Interest income		524
Total income		1,701,401
Expenses:		
Commissions		922,823
Selling and administrative expenses		506,098
Management fees		98,370
Occupancy expense		135,247
Regulatory fees		9,303
Depreciation expense		5,678
Total expenses		1,677,519
Net income before taxes		23,882
Provision for income tax		5,765
Net income	$	18,117

The accompanying notes to financial statements
are an integral part of these statements.

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2015

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2014	$ 16,000	$ 447,591	$ 463,591
Cash dividend to parent company	0	(100,000)	(100,000)
Net income	0	18,117	18,117
Balance, December 31, 2015	$ 16,000	$ 365,708	$ 381,708

The accompanying notes to financial statements are an integral part of these statements.

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Statement of Cash Flows
Year Ended December 31, 2015

Cash Flows from Operating Activities:	
Net income	18,117
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	5,678
Changes in assets and liabilities:	
Commissions receivable	(11,655)
Other receivables	583
Prepaid expenses	(671)
Refundable income taxes	2,280
Accounts payable	(27)
Commissions payable	13,656
Accrued retirement plan contribution	(4,344)
Payable to parent company	630
Federal income tax payable	(479)
Deferred income tax payable	(502)
Accrued real estate tax	(35)
Net cash provided by operating activities	23,231
Cash Flows from Financing Activities:	
Dividend paid to parent company	(100,000)
Net Decrease in cash and equivalents	(76,769)
Cash and equivalents, beginning of year	477,902
Cash and equivalents, end of year	401,133
Supplemental disclosure of cash flows:	
Income taxes paid	6,267

The accompanying notes to financial statements
are an integral part of these statements.

Notes to Financial Statements
December 31, 2015

1. Summary of Significant Accounting Policies

Business Activity

Equable Securities Corporation (the "Company") was formed in Wisconsin on March 2, 1977. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of mutual funds and variable annuity products offered by investment companies throughout the United States on behalf of customers principally in Southeastern Wisconsin. The Company is a wholly-owned subsidiary of Equity Enterprises, Inc ("Parent Company").

Cash and Equivalents

Cash and equivalents consist of the Company's checking accounts and money market account.

Commission Income

The Company recognizes revenue when earned. Transactions involving registered traded securities are processed though a clearing broker-dealer and commissions are recorded on a trade date basis.

Commissions Receivable

The Company uses the allowance method to account for uncollectible commissions receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of accounts receivable. As of December 31, 2015, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Major expenditures for property and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

1. Summary of Significant Accounting Policies (Continued)

Income and Deferred Taxes

The taxable income of the Company is included in the consolidated federal income tax return of the Parent Company. The Parent Company allocates the consolidated provision for federal income taxes on a separate return equivalent basis.

Deferred income taxes are provided for timing differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Timing differences arise principally from the use of accelerated methods of depreciation for income tax purposes. The provision for income tax was comprised of federal and state taxes of $6,267 and a deferred tax recovery of $(502).

No interest or penalties have been recorded in the financial statements as a result of any tax assessments. The Company would recognize any such interest or penalties as other expenses. In addition, management is not aware of any unrecognized income tax benefits. The Company is no longer subject to United States income tax examination for years before 2012 and for years before 2011 for Wisconsin income tax purposes.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended December 31, 2015. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company's net capital and required net capital were $344,328 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was 0.32 to 1.

4. Common Stock

Common stock consists of the following:

	Authorized	Outstanding
$1 Par Per Share	50,000 shares	16,000 shares

5. 401(k) Plan

The Parent Company has adopted a 401(k) Profit Sharing Plan and Trust (the "Plan") for the benefit of its employees and the employees of the Company. The Plan is available to all employees who have attained 21 years of age and who have completed one year of service to the Company. The Plan allows for employee deferrals of annual salary, an employer matching contribution of 50% of the employee contribution up to 3% of annual salary, and a discretionary employer contribution as determined annually. Employee's become fully vested in the employer contribution components following six years of service. The Company's total contribution for the year ended December 31, 2015 of $86,655 consisted of $29,711 in matching and $56,944 in profit-sharing.

6. Related-Party Activity

Equable Securities Corporation shares office space with the Parent Company. A month-to-month triple-net lease is in force between the Parent Company and its sole shareholder's owner. Total allocated lease related expense was $87,347 for the year ended December 31, 2015.

Common expenses are allocated between the Company and the Parent Company based upon a written agreement. In 2015, the Company was responsible for 95% of allocated expenses for the year. The balance due the Parent Company at year-end amounted to $747.

The Company also has a management agreement with an affiliated company. Under this agreement, the Company is provided certain management and administrative services by personnel of the affiliated company. During the term of the agreement, the affiliated company will receive a monthly management fee equal to 6% of the Company's gross revenues for the previous month. Total management fee expense for 2015 was $98,370.

7. Statement of Financial Condition Risk

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

8. Concentrations

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, may have exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

9. Revenue Concentrations

Approximately 84% of the Company's revenue was received through four companies (ranging from 12% to 45% of revenue) for the year ended December 31, 2015.

Equable Securities Corporation
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Schedule I: Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
December 31, 2015

Aggregate Indebtedness		
Accrued expenses	$	108,679
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	7,245
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	381,708
Add:		
Other allowable credits		1,451
Deductions:		
Non-allowable accounts receivable		(3,607)
Other assets		(6,478)
Net property and equipment		(28,746)
Net Capital		344,328
Minimum dollar net capital requirement		50,000
Capital in excess of minimum requirement	$	294,328
Ratio of aggregate indebtedness to net capital		0.32 to 1

There were no material differences between net capital as computed herein and the amount in the corresponding computation prepared by the Company and included in the Company's unaudited FOCUS report as of December 31, 2015.

Schedule II:

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Equable Securities Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i) & (k)(2)(ii).

Schedule III:

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Equable Securities Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i) & (k)(2)(ii).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Reports, in which (1) Equable Securities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Equable Securities Corporation claimed exemptions from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (ii) (the "exemption provisions") and (2) Equable Securities Corporation stated that Equable Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Equable Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Equable Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, IL
February 18, 2016

EQUITY ENTERPRISES, INC.
EQUABLE SECURITIES CORPORATION, SUBSIDIARY
Member of FINRA & SIPC

EQUABLE SECURITIES CORPORATION
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

January 04, 2016

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(d):

- Equable Securities Corporation is a broker/dealer registered with the SEC and FINRA
- Equable Securities Corporation claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the year ended December 31, 2015
- Equable Securities Corporation is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker - dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker-dealer and customers through a bank account designated as "Special Account for the Exclusive Benefit of Customers of Equable Securities Corporation
- Equable Securities Corporation has met the identified exemption provisions throughout the most recent fiscal year without exception
- Equable Securities Corporation has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2015

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed: Clark R Gaulke
Name: Clark R. Gaulke

Tel: 414/475-0350 Fax: 414/475-7767 330 North 121st Street Milwaukee, WI 53226-3895

EQUITY ENTERPRISES, INC.
EQUABLE SECURITIES CORPORATION, SUBSIDIARY
Member of FINRA & SIPC

EQUABLE SECURITIES CORPORATION
EXEMPTION REPORT
SEC Rule 17a-5(d) (4)

January 04, 2016

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d) (d):

- Equable Securities Corporation is a broker/dealer registered with the SEC and FINRA
- Equable Securities Corporation claimed an exemption under paragraph (k) (2) (ii) of Rule 15c3-3 for the year ended December 31, 2015.
- Equable Securities Corporation is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- Equable Securities Corporation has met the identified exemption provisions throughout the most recent fiscal year without exception.
- Equable Securities Corporation has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2015.

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed: [signature]
Name: Clark R. Gaulke

Tel: 414/475-0350 Fax: 414/475-7767 330 North 121st Street Milwaukee, WI 53226-3895

MARCUM
ACCOUNTANTS & ADVISORS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Equable Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015 which were agreed to by Equable Securities Corporation, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Equable Securities Corporation's compliance with the applicable instructions of Form SIPC-7. Equable Securities Corporation's management is responsible for Equable Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [NOT APPLICABLE];

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [Company prepared groupings report reconciling the SIPC-7 amounts to the trial balance], noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [Copy of draft SIPC-7 and Company prepared groupings report] supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Deerfield, IL
February 18, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

021641 FINRA DEC
Equable Securities Corporation
330 N. 121st St.
Milwaukee, WI 53226-3806

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Glenn N. Bruck 414-475-0350

2. A. General Assessment (item 2e from page 2)		$ 23
B. Less payment made with SIPC-6 filed (**exclude interest**) 07-09-2015 Date Paid		(13)
C. Less prior overpayment applied		(59)
D. Assessment balance due or (overpayment)		(49)
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ (49)
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$	
H. Overpayment carried forward	$(49)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Equable Securities Corporation
(Name of Corporation, Partnership or other organization)

Glenn N. Bruck
(Authorized Signature)

Financial Principal
(Title)

Dated the 11th day of January, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1701401
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1691573
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	524
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1692097
2d. SIPC Net Operating Revenues	$ 9304
2e. General Assessment @ .0025	$ 23

(to page 1, line 2.A.)

EQUABLE SECURITIES CORPORATION

(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

FINANCIAL STATEMENTS

Year Ended December 31, 2015